Exhibit 11
Statement re Computation of per Share Earnings

The composition of basic and diluted earnings per share was as follows for:

	Year Ended December 31,
	2008	2007	2006
Net income available to common stockholders	$22,675	$8,408	$2,717

Weighted average number of common shares outstanding	27,029,210	26,700,000	26,700,000
Effect of warrants	487,180	5,586,996	5,118,772
Effect of stock options	34,051	-	-
Weighted average diluted number of common shares outstanding	27,550,441	32,286,996	31,818,772

Basic earnings per share	$0.84	$0.31	$0.10
Diluted earnings per share	$0.82	$0.26	$0.09